Fidelis Insurance Group Reports 2025 Second Quarter Results
Second Quarter 2025 Highlights:
•Gross premiums written (“GPW”) of $1.2 billion
•Combined ratio of 103.7%, including net adverse development as a result of the recent English High Court judgment, in respect of the Russia-Ukraine aviation litigation
•Annualized operating return on average common equity (“Annualized Operating ROAE”) of 2.3%
•Net income of $19.7 million, or $0.18 per diluted common share, and operating net income of $13.6 million, or $0.12 per diluted common share
•Total capital returned to common shareholders in the quarter of $99.6 million, including common share repurchases of $88.7 million and dividends of $10.9 million
Half Year 2025 Highlights:
•Gross premiums written of $2.9 billion; growth of 8.7% from first half of 2024
•Combined ratio of 110.1%, including net adverse development as a result of the English High Court judgment as well as the impact of the California wildfires
•Annualized Operating ROAE of (2.6)%
•Net loss of $22.8 million, or $(0.21) per diluted common share, and operating net loss of $31.6 million, or $(0.29) per diluted common share
•Book value per diluted common share was $22.04 at June 30, 2025, an increase of 1.1% from December 31, 2024, of $21.79
•Total capital returned to common shareholders was $132.8 million, including common share repurchases of $110.8 million and dividends of $22.0 million
Pembroke, Bermuda, August 13, 2025 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or “the Group”) (NYSE: FIHL) announced today its financial results for the second quarter ended June 30, 2025.

Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Group, commented: “We have continued to successfully execute on our strategy of balancing the pursuit of profitable underwriting opportunities with returning meaningful capital to shareholders.
"Year-to-date, we grew gross premiums written by 9%, reflecting our focus on targeted deployment of capacity into areas of higher margin in what remains a favorable trading environment. Our exposure to the Russia-Ukraine lessor policy aviation litigation is now firmly behind us, and with any remaining exposure being insignificant, we can now draw a line under this event. Excluding the impact of this litigation, we would be outperforming our through-the-cycle targets with a combined ratio in the mid-70s for the quarter and significantly surpassing our ROAE target.
“With our recently announced expansion of our capital management initiatives, including the $200 million renewal of our share repurchase program and increase in our quarterly dividend to $0.15 per share, we have enhanced flexibility to capitalize on the considerable dislocation in our current share price. By coupling our capital management initiatives with our continued ability to take advantage of accretive growth opportunities and optimize reinsurance purchases, we are confident we will continue delivering attractive returns for our shareholders."

Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

Second Quarter 2025 Consolidated Results
•Net income for the second quarter of 2025 was $19.7 million, or $0.18 per diluted common share. Operating net income was $13.6 million, or $0.12 per diluted common share, which includes adverse prior year development in our Aviation & Aerospace line of business related to the Ukraine Conflict, including the judgment handed down by the English High Court.
•Underwriting loss for the second quarter of 2025 was $20.6 million and the combined ratio was 103.7%, compared to underwriting income of $36.7 million and a combined ratio of 92.7% for the second quarter of 2024.
•Net adverse prior year loss reserve development for the second quarter of 2025 was $89.2 million, compared to $68.6 million of favorable prior year loss reserve development in the prior year period.
•Catastrophe and large losses for the second quarter of 2025 were $74.3 million compared to $181.2 million in the prior year period.
•Net investment income for the second quarter of 2025 was $44.6 million compared to $46.0 million in the prior year period.
•Net realized and unrealized investment gains for the second quarter of 2025 were $6.7 million, which included $4.5 million of net unrealized gains on other investments, as result of our strategic deployment of assets into a diversified hedge fund portfolio at the end of 2024.
•Annualized Operating ROAE of 2.3% in the quarter compared to 10.0% in the prior year period.

Half Year 2025 Consolidated Results
•Net loss for the six months ended June 30, 2025, was $22.8 million, or $(0.21) per diluted common share. Operating net loss was $31.6 million, or $(0.29) per diluted common share, which includes adverse prior year development in our Aviation & Aerospace line of business related to the Ukraine Conflict, including the judgment handed down by the English High Court, and losses from the California wildfires.
•Underwriting loss for the six months ended June 30, 2025, was $115.1 million and the combined ratio was 110.1%, compared to underwriting income of $105.9 million and a combined ratio of 89.3% for the six months ended June 30, 2024.
•Catastrophe and large losses for the six months ended June 30, 2025, were $407.6 million compared to $284.2 million in the prior year period.
•Net adverse prior year loss reserve development of $48.4 million compared to net favorable development of $135.6 million in the prior year period.
•Net investment income of $94.1 million compared to $87.0 million in the prior year period. Purchased $0.9 billion of fixed income securities at an average yield of 4.7% and sold $1.3 billion of fixed maturity securities at an average yield of 4.6%. At June 30, 2025, the book yield of the fixed income portfolio was 5.0%.
•Net realized and unrealized investment gains for the six months ended June 30, 2025 were $12.6 million, which included $5.6 million of net unrealized gains on other investments, as result of our strategic deployment of assets into a diversified hedge fund portfolio at the end of 2024.
•Annualized Operating ROAE of (2.6)% in the six months ended June 30, 2025, compared to 12.1% in the prior year period.
•Book value per diluted common share was $22.04 at June 30, 2025 (dilutive shares at June 30, 2025 of 540,393), compared to $21.79 at December 31, 2024.

The following table details key financial indicators in evaluating our performance for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	($ in millions, except per share data)
Net income/(loss)	$19.7	$53.7	$(22.8)	$134.9
Operating net income/(loss)(1)	13.6	63.0	(31.6)	150.2
Gross premiums written	1,219.0	1,193.2	2,941.9	2,707.5
Net premiums earned	538.0	501.1	1,141.0	989.1
Catastrophe and large losses	74.3	181.2	407.6	284.2
Net favorable/(adverse) prior year reserve development	(89.2)	68.6	(48.4)	135.6
Net investment income	44.6	46.0	94.1	87.0
Net realized and unrealized investment gains/(losses)	$6.7	$(7.0)	$12.6	$(16.0)

Combined ratio	103.7%	92.7%	110.1%	89.3%
Annualized Operating ROAE(1)	2.3%	10.0%	(2.6)%	12.1%
Earnings/(loss) per diluted common share	$0.18	$0.46	$(0.21)	$1.14
Operating EPS(1)	$0.12	$0.54	$(0.29)	$1.27
________________
(1) See definition and reconciliation in “Non-GAAP Financial Measures Reconciliation”

Segment Results
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Gross premiums written	$902.3	$847.3	$55.0	$2,169.3	$2,034.1	$135.2
Reinsurance premium ceded	(356.1)	(394.7)	38.6	(814.2)	(901.5)	87.3
Net premiums written	546.2	452.6	93.6	1,355.1	1,132.6	222.5
Net premiums earned	458.9	441.9	17.0	970.8	883.6	87.2
Losses and loss adjustment expenses	(291.8)	(221.9)	(69.9)	(573.2)	(419.7)	(153.5)
Policy acquisition expenses	(148.9)	(124.5)	(24.4)	(297.1)	(254.6)	(42.5)
Underwriting income	$18.2	$95.5	$(77.3)	$100.5	$209.3	$(108.8)

Loss ratio	63.6%	50.2%	13.4 pts	59.0%	47.5%	11.5 pts
Policy acquisition expense ratio	32.4%	28.2%	4.2 pts	30.6%	28.8%	1.8 pts
Underwriting ratio	96.0%	78.4%	17.6 pts	89.6%	76.3%	13.3 pts
For the three months ended June 30, 2025, our GPW increased due to increases in our Asset Backed Finance & Portfolio Credit line of business and Political Risk, Violence & Terror line of business.
For the six months ended June 30, 2025, our GPW increased primarily due to new business opportunities, including newly onboarded third-party partnerships, in the Asset Backed Finance & Portfolio Credit and Cyber lines of business. These increases were partially offset by a decrease in the Aviation & Aerospace line of business, where certain deals did not meet our underwriting criteria and rating hurdles.
For the three and six months ended June 30, 2025, our net premiums earned ("NPE") increased due to earnings from higher net premiums written in the current and prior year periods.

Our policy acquisition expense ratio for the three and six months ended June 30, 2025 increased due to higher variable commissions in certain lines of business as a result of favorable prior period development, and changes in the mix of business written and ceded.
The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Attritional losses	$121.2	$99.8	$21.4	$243.8	$238.2	$5.6
Catastrophe and large losses	57.2	179.0	(121.8)	223.5	281.1	(57.6)
(Favorable)/adverse prior year development	113.4	(56.9)	170.3	105.9	(99.6)	205.5
Losses and loss adjustment expenses	$291.8	$221.9	$69.9	$573.2	$419.7	$153.5

Loss ratio - attritional losses	26.4%	22.6%	3.8 pts	25.1%	27.0%	(1.9) pts
Loss ratio - catastrophe and large losses	12.5%	40.5%	(28.0) pts	23.0%	31.8%	(8.8) pts
Loss ratio - prior accident years	24.7%	(12.9)%	37.6 pts	10.9%	(11.3)%	22.2 pts
Loss ratio	63.6%	50.2%	13.4 pts	59.0%	47.5%	11.5 pts
For the three and six months ended June 30, 2025, our loss ratio in the Insurance segment increased by 13.4 points and 11.5 points, respectively, compared to the prior year periods.
The attritional loss ratio in the three months ended June 30, 2025 increased by 3.8 points compared to the prior year period due to a higher level of small losses in the current year period. The attritional loss ratio in the six months ended June 30, 2025, improved by 1.9 points compared to the prior year period due to a lower level of small losses in the current year period.
The catastrophe and large losses for the three months ended June 30, 2025, were primarily attributable to our Aviation & Aerospace line of business, related to Air India, and our Property line of business, related to two loss events. This compared to the prior period catastrophe and large losses related to intellectual property losses in our Asset Backed Finance & Portfolio Credit line of business and by events in our Property line of business, the largest of which was the catastrophic tornados in Oklahoma and surrounding states together with other smaller losses.
The catastrophe and large losses for the six months ended June 30, 2025 were primarily attributable to the California wildfires in our Property line of business, together with other losses in our Other Insurance, Aviation & Aerospace, and Property lines of business. This compared to the prior period catastrophe and large losses related to intellectual property losses in our Asset Backed Finance & Portfolio Credit line of business, losses from the Baltimore Bridge collapse in our Marine line of business, severe convective storms in the Property line of business, together with other smaller losses in various lines of business.
For the three months ended June 30, 2025, adverse prior year development was driven primarily by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase relates in large part to the judgment handed down by the English High Court within the quarter in respect of the Russia-Ukraine aviation litigation. The increase was partially offset by better than expected loss emergence in our Property line of business. For the six months ended June 30, 2025 adverse prior year development was driven primarily by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase includes the impact of the settlement of certain aviation litigation related claims during the year, as well as the judgment handed down by the English High Court. The increase was partially offset by better than expected loss emergence in our Property and Other Insurance lines of business.
The favorable prior year development for the three and six months ended June 30, 2024 was driven primarily by better than expected loss emergence in the Other Insurance, Marine and Property lines of business.

Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Gross premiums written	$316.7	$345.9	$(29.2)	$772.6	$673.4	$99.2
Reinsurance premium ceded	(164.0)	(128.6)	(35.4)	(402.4)	(358.0)	(44.4)
Net premiums written	152.7	217.3	(64.6)	370.2	315.4	54.8
Net premiums earned	79.1	59.2	19.9	170.2	105.5	64.7
Losses and loss adjustment expenses	(4.9)	(0.8)	(4.1)	(152.7)	14.7	(167.4)
Policy acquisition expenses	(20.1)	(17.8)	(2.3)	(39.8)	(23.9)	(15.9)
Underwriting income/(loss)	$54.1	$40.6	$13.5	$(22.3)	$96.3	$(118.6)

Loss ratio	6.2%	1.4%	4.8 pts	89.7%	(13.9)%	103.6 pts
Policy acquisition expense ratio	25.4%	30.1%	(4.7) pts	23.4%	22.7%	0.7 pts
Underwriting ratio	31.6%	31.5%	0.1 pts	113.1%	8.8%	104.3 pts
For the three months ended June 30, 2025, GPW decreased primarily due to certain programs not meeting our underwriting criteria and rating hurdles, while NPE increased driven by earnings from higher net premiums written in the current and prior year periods.
For the six months ended June 30, 2025, our GPW increased primarily due to reinstatement premiums related to the California wildfires, as well as growth from new business, while NPE increased from the acceleration of earnings on contracts with exposure to the California wildfires.
Our policy acquisition expense ratio for the three months ended June 30, 2025 decreased primarily due to changes in ceded premium and commissions earned from outwards reinsurance partners. Our policy acquisition expense ratio for the six months ended June 30, 2025 remained consistent with the prior year period.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Attritional losses	$12.0	$10.3	$1.7	$26.1	$18.2	$7.9
Catastrophe and large losses	17.1	2.2	14.9	184.1	3.1	181.0
Favorable prior year development	(24.2)	(11.7)	(12.5)	(57.5)	(36.0)	(21.5)
Losses and loss adjustment expenses	$4.9	$0.8	$4.1	$152.7	$(14.7)	$167.4

Loss ratio - attritional losses	15.2%	17.5%	(2.3) pts	15.3%	17.3%	(2.0) pts
Loss ratio - catastrophe and large losses	21.6%	3.7%	17.9 pts	108.2%	2.9%	105.3 pts
Loss ratio - prior accident years	(30.6)%	(19.8)%	(10.8) pts	(33.8)%	(34.1)%	0.3 pts
Loss ratio	6.2%	1.4%	4.8 pts	89.7%	(13.9)%	103.6 pts
The attritional loss ratio in the three and six months ended June 30, 2025, improved by 2.3 points and 2.0 points, respectively, compared to the prior year periods due to the current year having fewer attritional losses.
The catastrophe and large losses for the three months ended June 30, 2025 were a result of an updated estimate of outwards reinsurance recoveries. The catastrophe and large losses for the six months ended June 30, 2025 were attributable to the California wildfires. This compared to no material catastrophe and large losses in the prior periods.
For the three and six months ended June 30, 2025, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Ceding commission expense	$70.6	$73.4	$(2.8)	$149.0	$141.1	$7.9
Profit commission expense	—	1.6	(1.6)	—	10.6	(10.6)
Total commissions	$70.6	$75.0	$(4.4)	$149.0	$151.7	$(2.7)

Ceding commission expense ratio	13.1%	14.7%	(1.6) pts	13.1%	14.2%	(1.1) pts
Profit commission expense ratio	—%	0.3%	(0.3) pts	—%	1.1%	(1.1) pts
The Fidelis Partnership commissions ratio	13.1%	15.0%	(1.9) pts	13.1%	15.3%	(2.2) pts
For the three and six months ended June 30, 2025, the decrease in The Fidelis Partnership commissions ratio was driven by our mix of business and no profit commissions being earned in 2025 as the operating profit did not achieve the required hurdle rate of return, as outlined in the Framework Agreement.
General and Administrative Expenses
For the three and six months ended June 30, 2025, general and administrative expenses were $22.3 million and $44.3 million, respectively (2024: $24.4 million and $48.0 million, respectively). The decrease was driven primarily by lower variable compensation as a result of the Group's performance.

Investments

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Net investment income	$44.6	$46.0	$(1.4)	$94.1	$87.0	$7.1
Net realized and unrealized investment gains/(losses)	6.7	(7.0)	13.7	12.6	(16.0)	28.6
Net investment return	$51.3	$39.0	$12.3	$106.7	$71.0	$35.7
Net investment return percentage	1.2%	0.9%	0.3 pts	2.3%	1.6%	0.7 pts
Net Investment Income
Net investment income includes investment income net of investment expenses. Our net investment income in the three months ended June 30, 2025 remained consistent with the prior year period as a result of stable investable assets and investment yields. For the six months ended June 30, 2025, the increase in net investment income resulted from an increase in investable assets over the prior year period. During the three and six months ended June 30, 2025, we purchased $487.6 million and $856.4 million, respectively, of fixed maturity securities at an average yield of 4.5% and 4.7%, respectively. During the three and six months ended June 30, 2025, we sold $668.5 million and $1,310.6 million, respectively, of fixed maturity securities at an average yield of 4.7% and 4.6%, respectively.
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment gains in the three months ended June 30, 2025, resulted from unrealized gains on other investments of $4.5 million related to our strategic deployment of assets into a diversified hedge fund portfolio. The net realized and unrealized investment gains in the six months ended June 30, 2025, resulted from unrealized gains on other investments of $5.6 million as result of our strategic deployment of assets into a diversified hedge fund portfolio, and a reduction in provision for current expected credit losses.

Other Items
The Ukraine Conflict
The adverse development for the quarter ended June 30, 2025, was driven primarily by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase relates in large part to the judgment handed down by the English High Court within the quarter in respect of the Russia-Ukraine aviation litigation. The increase includes the estimated impact of the interest and on account payment towards costs awards that will be determined by the English High Court at a further consequentials hearing scheduled for September 2025.
For further information, please see our Form 6-K filing with the SEC dated June 11, 2025 regarding the judgment.
Debt Issuance
On June 13, 2025, FIHL completed an underwritten public offering (the “Offering”) of $400 million aggregate principal amount of 7.750% Fixed-Rate Reset Subordinated Notes due 2055 (the “Subordinated Notes”). The Group received net proceeds of approximately $393.3 million from the offering of the Subordinated Notes after deducting the underwriting discounts and estimated offering expenses payable. A portion of the net proceeds from this offering were used for the redemption of our Series A Preference Shares and we intend to use the remaining net proceeds from this offering for general corporate purposes.
Share Repurchases
In the three and six months ended June 30, 2025, we repurchased 5,484,838 and 6,923,116, common shares, respectively, for an aggregate of $88.7 million and $110.8 million, respectively, excluding expenses, at an average price of $16.17 and $16.01 per common share, respectively, pursuant to our share repurchase authorization. Included in common shares repurchased for the three months ended June 30, 2025 was a repurchase of 3,109,452 common shares from CVC Falcon Holdings Limited, a longstanding shareholder, for $50.0 million in a privately negotiated transaction. This resulted in a prorata repurchase of 340,711 common shares from The Fidelis Partnership for $5.5 million. The unutilized amount of the share repurchase authorization at June 30, 2025, was $33.8 million.

On August 6, 2025, we announced that our Board of Directors approved a renewal in our share repurchase authorization, increasing the total authorization to $200.0 million.
Dividend Announcement
On August 6, 2025, we announced (i) an increase to the existing dividend program under which FIHL intends to pay a quarterly cash dividend and (ii) that our Board of Directors has approved and declared a dividend of $0.15 per share payable on September 26, 2025, to common shareholders of record on September 16, 2025.

Conference Call
Fidelis will host a teleconference to discuss its financial results on Thursday, August 14, 2025, at 9:00 a.m. Eastern time. The call can be accessed by dialing 1-404-975-4839 (U.S. callers), or 1-833-470-1428 (international callers), and entering the passcode 118994 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investors section of the Group’s website at https://investors.fidelisinsurance.com. A recording of the webcast will be available in the Investor Relations section of the Group’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Fidelis Insurance Group
Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio that we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
Headquartered in Bermuda, with offices in Ireland and the United Kingdom, Fidelis Insurance Group operating companies have an insurer financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance Group, our people, and our products please visit our website at www.FidelisInsurance.com.
Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
Safe Harbor Regarding Forward-Looking Statements

This press release contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Examples of forward-looking statements may include, among others, statements we make in relation to: targeted operating results such as return on equity, net income and earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.

Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:

•our ability to manage risks associated with macroeconomic conditions including any escalation of the Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•trends related to premium rate hardening or premium rate softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;

•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;
•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the development and pattern of earned and written premiums impacting embedded premium value;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;
•any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry;
•changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our dependence on key executives and ability to attract qualified personnel;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;
•our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;
•availability of outwards reinsurance on commercially acceptable terms;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda;
•risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk;
•the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;
•risks associated with our use or anticipated use of emerging technologies, such as artificial intelligence technologies, including potential legal, regulatory and operational risks;
•operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;
•the Group’s status as a foreign private issuer means that it will be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;

•our ability to maintain the listing of our common shares on NYSE or another national securities exchange; and
•the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in our Annual Report on Form 20-F filed with the SEC on March 11, 2025, as well as subsequent current reports and other filings with the SEC available electronically at www.sec.gov.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. The forward-looking statements contained in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control and which could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements, expectations, beliefs and projections made by us in this press release speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At June 30, 2025 (Unaudited) and December 31, 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	June 30, 2025	December 31, 2024
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $2,668.5, 2024: $3,403.8 (net of allowance for credit losses of $0.6, 2024: $5.9))	$2,711.5	$3,411.6
Short-term investments, available-for-sale, at fair value (amortized cost: $175.0, 2024: $221.9 (net of allowance for credit losses of $nil, 2024: $nil))	175.0	222.1
Other investments, at fair value (amortized cost: $261.1, 2024: $200.1)	267.7	201.0
Total investments	3,154.2	3,834.7
Cash and cash equivalents	919.4	743.0
Restricted cash and cash equivalents	184.1	203.6
Accrued investment income	28.7	35.3
Premiums and other receivables (net of allowance for credit losses of $14.9, 2024: $11.8)	3,587.9	2,729.4
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2024: $nil)	282.6	208.9
Deferred reinsurance premiums	1,879.5	1,422.2
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.2, 2024: $0.2)	321.5	278.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.8, 2024: $0.8)	1,244.7	1,255.6
Deferred policy acquisition costs (includes deferred The Fidelis Partnership commissions of $263.3, 2024: $200.2)	1,173.0	877.9
Other assets	217.2	176.9
Total assets	$12,992.8	$11,765.9
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,535.5	$3,134.3
Unearned premiums	4,689.8	3,651.5
Reinsurance balances payable	1,983.9	1,540.6
Amounts due to The Fidelis Partnership	502.5	385.8
Long term debt	842.6	448.9
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	—	58.4
Other liabilities	115.1	98.0
Total liabilities	10,669.4	9,317.5
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 104,861,827, 2024: 111,730,209)	1.0	1.2
Common shares held in treasury, at cost (shares held: nil, 2024: 6,570,003)	—	(105.5)
Additional paid-in capital	1,831.2	2,044.6
Accumulated other comprehensive income	32.7	4.5
Retained earnings	458.5	503.6
Total shareholders' equity	2,323.4	2,448.4
Total liabilities and shareholders' equity	$12,992.8	$11,765.9

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and six months ended June 30, 2025 and June 30, 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues
Gross premiums written	$1,219.0	$1,193.2	$2,941.9	$2,707.5
Reinsurance premiums ceded	(520.1)	(523.3)	(1,216.6)	(1,259.5)
Net premiums written	698.9	669.9	1,725.3	1,448.0
Change in net unearned premiums	(160.9)	(168.8)	(584.3)	(458.9)
Net premiums earned	538.0	501.1	1,141.0	989.1
Net investment income	44.6	46.0	94.1	87.0
Net realized and unrealized investment gains/(losses)	6.7	(7.0)	12.6	(16.0)
Total revenues	589.3	540.1	1,247.7	1,060.1

Expenses
Losses and loss adjustment expenses	296.7	222.7	725.9	405.0
Policy acquisition expenses (includes The Fidelis Partnership commissions of $70.6 and $149.0 (2024: $75.0 and $151.7))	239.6	217.3	485.9	430.2
General and administrative expenses	22.3	24.4	44.3	48.0
Corporate and other expenses	1.2	1.6	1.2	1.6
Net foreign exchange (gains)/losses	(2.0)	2.6	0.5	0.1
Financing costs	9.3	8.6	18.0	17.2
Total expenses	567.1	477.2	1,275.8	902.1

Income/(loss) before income taxes	22.2	62.9	(28.1)	158.0
Income tax (expense)/benefit	(2.5)	(9.2)	5.3	(23.1)
Net income/(loss)	$19.7	$53.7	$(22.8)	$134.9

Other comprehensive income
Unrealized gains/(losses) on available-for-sale investments	$10.9	$(0.4)	$36.6	$(8.6)
Reclassification of net realized losses/(gains) recognized in net income	(0.8)	6.1	(1.6)	13.5
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	0.6	(0.8)	(6.8)	(0.2)
Total other comprehensive income	10.7	4.9	28.2	4.7

Comprehensive income	$30.4	$58.6	$5.4	$139.6

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share	$0.18	$0.46	$(0.21)	$1.15
Earnings/(loss) per diluted common share	$0.18	$0.46	$(0.21)	$1.14
Weighted average common shares outstanding	108,627,579	117,089,293	110,077,312	117,373,655
Weighted average diluted common shares outstanding	109,135,824	117,625,022	110,077,312	117,860,982

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three and six months ended June 30, 2025 and June 30, 2024
(Expressed in millions of U.S. dollars)

	Three Months Ended June 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$902.3	$316.7	$—	$1,219.0
Net premiums written	546.2	152.7	—	698.9
Net premiums earned	458.9	79.1	—	538.0
Losses and loss adjustment expenses	(291.8)	(4.9)	—	(296.7)
Policy acquisition expenses	(148.9)	(20.1)	(70.6)	(239.6)
General and administrative expenses	—	—	(22.3)	(22.3)
Underwriting income/(loss)	18.2	54.1		(20.6)
Net investment income				44.6
Net realized and unrealized investment gains				6.7
Corporate and other expenses				(1.2)
Net foreign exchange gains				2.0
Financing costs				(9.3)
Income before income taxes				22.2
Income tax expense				(2.5)
Net income				$19.7

Losses and loss adjustment expenses incurred - current year	(178.4)	(29.1)		$(207.5)
Losses and loss adjustment expenses incurred - prior accident years	(113.4)	24.2		(89.2)
Losses and loss adjustment expenses incurred - total	$(291.8)	$(4.9)		$(296.7)

Underwriting Ratios(1)
Loss ratio - current year	38.9%	36.8%		38.5%
Loss ratio - prior accident years	24.7%	(30.6%)		16.6%
Loss ratio - total	63.6%	6.2%		55.1%
Policy acquisition expense ratio	32.4%	25.4%		31.4%
Underwriting ratio	96.0%	31.6%		86.5%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				4.1%
Combined ratio				103.7%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended June 30, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$847.3	$345.9	$—	$1,193.2
Net premiums written	452.6	217.3	—	669.9
Net premiums earned	441.9	59.2	—	501.1
Losses and loss adjustment expenses	(221.9)	(0.8)	—	(222.7)
Policy acquisition expenses	(124.5)	(17.8)	(75.0)	(217.3)
General and administrative expenses	—	—	(24.4)	(24.4)
Underwriting income	95.5	40.6		36.7
Net investment income				46.0
Net realized and unrealized investment losses				(7.0)
Corporate and other expenses				(1.6)
Net foreign exchange losses				(2.6)
Financing costs				(8.6)
Income before income taxes				62.9
Income tax expense				(9.2)
Net income				$53.7

Losses and loss adjustment expenses incurred - current year	(278.8)	(12.5)		$(291.3)
Losses and loss adjustment expenses incurred - prior accident years	56.9	11.7		68.6
Losses and loss adjustment expenses incurred - total	$(221.9)	$(0.8)		$(222.7)

Underwriting Ratios(1)
Loss ratio - current year	63.1%	21.2%		58.1%
Loss ratio - prior accident years	(12.9%)	(19.8%)		(13.7%)
Loss ratio - total	50.2%	1.4%		44.4%
Policy acquisition expense ratio	28.2%	30.1%		28.4%
Underwriting ratio	78.4%	31.5%		72.8%
The Fidelis Partnership commissions ratio				15.0%
General and administrative expense ratio				4.9%
Combined ratio				92.7%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six months ended June 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,169.3	$772.6	$—	$2,941.9
Net premiums written	1,355.1	370.2	—	1,725.3
Net premiums earned	970.8	170.2	—	1,141.0
Losses and loss adjustment expenses	(573.2)	(152.7)	—	(725.9)
Policy acquisition expenses	(297.1)	(39.8)	(149.0)	(485.9)
General and administrative expenses	—	—	(44.3)	(44.3)
Underwriting income/(loss)	100.5	(22.3)		(115.1)
Net investment income				94.1
Net realized and unrealized investment gains				12.6
Corporate and other expenses				(1.2)
Net foreign exchange losses				(0.5)
Financing costs				(18.0)
Loss before income taxes				(28.1)
Income tax benefit				5.3
Net loss				$(22.8)

Losses and loss adjustment expenses incurred - current year	(467.3)	(210.2)		$(677.5)
Losses and loss adjustment expenses incurred - prior accident years	(105.9)	57.5		(48.4)
Losses and loss adjustment expenses incurred - total	$(573.2)	$(152.7)		$(725.9)

Underwriting Ratios(1)
Loss ratio - current year	48.1%	123.5%		59.4%
Loss ratio - prior accident years	10.9%	(33.8%)		4.2%
Loss ratio - total	59.0%	89.7%		63.6%
Policy acquisition expense ratio	30.6%	23.4%		29.5%
Underwriting ratio	89.6%	113.1%		93.1%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				3.9%
Combined ratio				110.1%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six months ended June 30, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,034.1	$673.4	$—	$2,707.5
Net premiums written	1,132.6	315.4	—	1,448.0
Net premiums earned	883.6	105.5	—	989.1
Losses and loss adjustment expenses	(419.7)	14.7	—	(405.0)
Policy acquisition expenses	(254.6)	(23.9)	(151.7)	(430.2)
General and administrative expenses	—	—	(48.0)	(48.0)
Underwriting income	209.3	96.3		105.9
Net investment income				87.0
Net realized and unrealized investment losses				(16.0)
Corporate and other expenses				(1.6)
Net foreign exchange losses				(0.1)
Financing costs				(17.2)
Income before income taxes				158.0
Income tax expense				(23.1)
Net income				$134.9

Losses and loss adjustment expenses incurred - current year	(519.3)	(21.3)		$(540.6)
Losses and loss adjustment expenses incurred - prior accident years	99.6	36.0		135.6
Losses and loss adjustment expenses incurred - total	$(419.7)	$14.7		$(405.0)

Underwriting Ratios(1)
Loss ratio - current year	58.8%	20.2%		54.6%
Loss ratio - prior accident years	(11.3%)	(34.1%)		(13.7%)
Loss ratio - total	47.5%	(13.9%)		40.9%
Policy acquisition expense ratio	28.8%	22.7%		28.2%
Underwriting ratio	76.3%	8.8%		69.1%
The Fidelis Partnership commissions ratio				15.3%
General and administrative expense ratio				4.9%
Combined ratio				89.3%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. The reconciliation of these non-GAAP measures is included in each segment’s summary of losses and loss adjustment expenses table.

Operating net income/(loss): is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income/(loss) excluding net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), corporate and other expenses, and the income tax effect on these items.
Annualized return on average common equity (“ROAE”): represents annualized net income/(loss) divided by average common shareholders’ equity.
Annualized operating return on average common equity (“Annualized Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as annualized operating net income/(loss) divided by average common shareholders’ equity.
Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of Fidelis Insurance Group’s financial information to more easily analyze Fidelis Insurance Group’s results in a manner similar to how management analyzes Fidelis Insurance Group’s underlying business performance. It is calculated by dividing operating net income/(loss) by the weighted average diluted common shares outstanding.
The table below sets out the calculation of our Operating net income/(loss), Annualized ROAE, Annualized Operating ROAE and Operating EPS, for the three and six months ended June 30, 2025, and 2024.

	Three months ended		Six months ended
($ in millions except for share and per share amounts)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	($ in millions)
Net income/(loss)	$19.7	$53.7	$(22.8)	$134.9
Adjustment for net realized and unrealized investment (gains)/losses	(6.7)	7.0	(12.6)	16.0
Adjustment for net foreign exchange (gains)/losses	(2.0)	2.6	0.5	0.1
Adjustment for corporate and other expenses	1.2	1.6	1.2	1.6
Income tax effect of the above items	1.4	(1.9)	2.1	(2.4)
Operating net income/(loss)	$13.6	$63.0	$(31.6)	$150.2

Average common shareholders' equity	$2,357.4	$2,523.5	$2,385.9	$2,489.9

Weighted average common shares outstanding	108,627,579	117,089,293	110,077,312	117,373,655
Share-based compensation plans	508,245	535,729	—	487,327
Weighted average diluted common shares outstanding	109,135,824	117,625,022	110,077,312	117,860,982

Annualized ROAE	3.4%	8.5%	(1.9%)	10.8%
Annualized Operating ROAE	2.3%	10.0%	(2.6%)	12.1%

Earnings/(loss) per diluted common share	$0.18	$0.46	$(0.21)	$1.14
Operating EPS	$0.12	$0.54	$(0.29)	$1.27